[Letterhead of Sutherland Asbill & Brennan LLP]

May 22, 2012

VIA EDGAR

Laura L. Solomon, Senior Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Exemptive Application for New Mountain Finance Corporation,
et. al. File No. 812-13940

Dear Ms. Solomon:

On behalf of New Mountain Finance Holdings, L.L.C., New Mountain Finance Corporation, and New Mountain Finance Advisers BDC, L.L.C. (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-13940) (the “Application”) first filed by the Applicant on August 12, 2011.  Applicants are withdrawing the Application because, based on discussions with the staff of the Division of Investment Management, they believe there is significant doubt as to the likelihood of obtaining the relief sought.

If you have any questions, please call me at (202) 383-0176, or Anne W. Gray at 202-383-0966.  Thank you for your attention to this matter.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Daniele Marchesani, Branch Chief
Janet Grossnickle, Assistant Director
Mr. Adam Weinstein, New Mountain Finance Corporation